SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13G (Amendment No. 1)*
Under the Securities Exchange Act of 1934

ORTHOVITA INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68750U102
(CUSIP Number)

July 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

[ X] Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68750U102

1) Name of Reporting Person	Lehman Brothers Holdings Inc.

S.S. or I.R.S. Identification No. of Above Person	13-3216325

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	5,229,913(1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	5,229,913 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	5,229,913 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	6.8% (2)

12) Type of Reporting Person	HC/CO

(1) Consists of 4,130,206 shares of common stock and 1,099,707 shares of common stock issuable upon exercise of warrants. Excludes 366,569 warrants which are not currently exercisable or exercisable within sixty days.

(2) Based on 75,893,689 shares outstanding as of August 1, 2008, as reported on Form 10-Q for the quarter ended June 30, 2008, and 1,099,707 shares of common stock issuable upon exercise of warrants.

CUSIP No.	68750U102

1) Name of Reporting Person	Lehman Brothers Inc.

S.S. or I.R.S. Identification No. of Above Person	13-2518466

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	5,229,592 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	5,229,592 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	5,229,592 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	6.8% (2)

12) Type of Reporting Person	BD/CO

(1) Consists of 4,129,885 shares of common stock and 1,099,707 shares of common stock issuable upon exercise of warrants. Excludes 366,569 warrants which are not currently exercisable or exercisable within sixty days.

(2) Based on 75,893,689 shares outstanding as of August 1, 2008, as reported on Form 10-Q for the quarter ended June 30, 2008, and 1,099,707 shares of common stock issuable upon exercise of warrants.

CUSIP No.	68750U102

1) Name of Reporting Person	LB I Group Inc.

S.S. or I.R.S. Identification No. of Above Person	13-2741778

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	1,099,707(1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	1,099,707 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,099,707 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	1.4% (2)

12) Type of Reporting Person	CO

(1) Consists of 1,099,707 shares of common stock issuable upon exercise of warrants. Excludes 366,569 warrants which are not currently exercisable or exercisable within sixty days.

(2) Based on 75,893,689 shares outstanding as of August 1, 2008, as reported on Form 10-Q for the quarter ended June 30, 2008, and 1,099,707 shares of common stock issuable upon exercise of warrants.

CUSIP No.	68750U102

1) Name of Reporting Person	Lehman Brothers OTC Derivatives Inc.

S.S. or I.R.S. Identification No. of Above Person	13-4184631

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	321

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	321

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	321

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	0% (1)

12) Type of Reporting Person	CO

(1) Based on 75,893,689 shares outstanding as of August 1, 2008, as reported on Form 10-Q for the quarter ended June 30, 2008.

Item 1(a).	Name of Issuer:

Orthovita Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

77 Great Valley Parkway
Malvern, PA 19355

Item 2(a).	Name of Person(s) Filing:

Lehman Brothers Holdings Inc.
Lehman Brothers Inc.
LB I Group Inc. Lehman Brothers OTC Derivatives Inc.

Item 2(b).	Address of Principal Business Office:

Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers Inc.
745 Seventh Avenue
New York, New York 10019

LB I Group Inc.
399 Park Avenue
New York, New York 10022 Lehman Brothers OTC Derivatives Inc.
745 Seventh Avenue
New York, New York 10019
Item 2(c).	Citizenship or Place of Organization:

Lehman Brothers Holdings Inc. (“Holdings”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers Inc. (“LBI”) is a corporation organized under the laws of the State of Delaware.

LB I Group Inc. (“LB I Group”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers OTC Derivatives Inc. ("LOTC") is a corporation organized under the laws of the State of Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

68750U102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ A broker or dealer under Section 15 of the 1934 Act
(b) ☐ A bank as defined in Section 3(a)(6) of the 1934 Act
(c) ☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940
(e) ☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) ☐ A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act Of 1940
(j) ☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.

Ownership

Pursuant to Rule 13d-1(g) under the 1934 Act, the Reporting Persons have filed this Amendment No. 1 to Schedule 13G to report that they have ceased to be a person specified in Rule 13d-1(b)(ii)(G) and are now subject to Rule 13d-1(c).

(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

LBI is the actual owner of 4,125,000 shares of Common Stock reported herein. LBI, a broker-dealer registered under Section 15 of the Act, is a wholly-owned subsidiary of Holdings.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the Common Stock owned by LBI.

LB I Group is the actual owner of the warrants (and the underlying Common Stock) reported herein. LB I Group, is wholly-owned by LBI, which is wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission, LBI and Holdings may be deemed to be the beneficial owners of the warrants (and underlying Common Stock) owned by LB I Group.

LOTC is the actual owner of 321 shares of Common Stock reported herein. LOTC is a wholly-owned subsidiary of Holdings.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the Common Stock owned by LOTC.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

☐

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[X ]

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2008

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

LB I GROUP INC.

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

LEHMAN BROTHERS OTC DERIVATIVES INC.

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: August 8, 2008

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

LB I GROUP INC.

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

LEHMAN BROTHERS OTC DERIVATIVES INC.

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President